SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T SAVINGS AND SECURITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit
Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2010	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2010	16

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
of the AT&T Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of the AT&T Savings and Security Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dallas, Texas                                                                           /s/ Ernst & Young LLP
June XX, 2010

AT&T SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2010	2009
ASSETS

Investments	$5,293,745	$5,053,009
Securities lending collateral	-	116,676
Market value of securities on loan	-	116,861
Total Investments, at fair value (See Notes 3 and 4)	5,293,745	5,286,546

Notes receivable from participants	320,461	329,997
Receivable for investments sold	639	1,490
Participant contributions receivable	3,463	3,912
Employer contributions receivable	2,001	2,224
Dividends and interest receivable	1	1
Total Receivables	326,565	337,624

Total Assets	5,620,310	5,624,170

LIABILITIES

Overdrafts	-	13
Administrative expenses payable	3,165	4,361
Securities purchased payable	5,248	-
Securities lending collateral obligations	-	119,406

Total Liabilities	8,413	123,780

Net assets reflecting investments at fair value	5,611,897	5,500,390

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(44,151)	(29,527)

Net Assets Available for Benefits	$5,567,746	$5,470,863

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2009	$5,470,863

Additions to Net Assets:
Contributions:
Participant contributions	228,416
Employer contributions	123,145
Rollover contributions	2,121
353,682

Investment Income:
Net appreciation in value of investments	347,824
Dividends on AT&T common shares	145,675
Interest	31,231
Income on collateralized securities	99
524,829

Interest income on notes receivable from participants	17,437

Total Additions	895,948

Deductions from Net Assets:
Administrative expenses	10,161
Distributions	764,061

Total Deductions	774,222

Net increase before transfers	121,726

Net transfer to AT&T Retirement Savings Plan	(24,843)

Net Assets Available for Benefits, December 31, 2010	$5,567,746

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

1.
Plan Description - The AT&T Savings and Security Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company). The majority of eligible employees are represented by the Communications Workers of America or the International Brotherhood of Electrical Workers who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Bank of New York Mellon Corporation (BNY Mellon) serves as the trustee for the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as record keeper for the Plan.

In 2010, the Plan was amended to make certain participants eligible to participate in the AT&T Retirement Savings Plan (AT&T RSP). As a result, participant account balances of approximately $24,843 were transferred out of the Plan during 2010.

During 2010, participants could invest their contributions in one or more of seven funds in 1% increments:

• AT&T Shares Fund	• Global Equity Fund
• Bond Fund	• Mid and Small Cap Stock Fund
• Large Cap Stock Fund	• International Stock Fund
• Interest Income Fund

Participants contribute to the Plan through payroll allotments.  Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP) which is a component of this Plan.  Effective January 1, 2009, vested Company contributions made to the Plan that are invested in the ESOP can be immediately diversified into any of the fund options described above.  Prior to January 1, 2009, participants could only diversify their vested Company match account beginning with the year following the year they attained age 55.  Company contributions made to the Plan prior to January 1, 2009, can be diversified into other fund options as described below. If a participant is not age 55, the Company match account balance that accrued as of December 31, 2008, can be exchanged into another investment fund as follows:

•	Effective January 1, 2009, up to 33% of the vested account
•	Effective January 1, 2010, up to 66% of the vested account
•	Effective January 1, 2011, up to 100% of the vested account

Dividends on shares in the AT&T Shares Fund and the ESOP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. Interest earned on dividends held in the DFA purchases additional units of the AT&T Shares Fund in the participant’s account. During 2010, Plan participants elected to receive $34,309  in dividend distributions. This amount is included in distributions on the Plan’s Statement of Changes in Net Assets Available for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative Expenses The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase of sale or securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the plan administrator. To the extent that expenses incident to the administration of the Plan are paid from the Plan, the plan administrator will determine which expenses are to be charged to and paid from participant’s individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts). All expenses of administering the Plan that are not charged to the Plan will be borne by the respective participating companies in the Plan as determined by the plan administrator.

2.
Accounting Policies – The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.  Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.  Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities (OTC) and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using valuation techniques such as Black-Scholes option price models, simulation models, or a combination of various models.

Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based on the last reported sales price on the last business day of the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are comprised of corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The fair value of the wrap contracts for the Synthetic GICs is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Notes Receivable from Participants  Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Recent Accounting Standards
Improving Disclosures about Fair Value Measurements  In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, (ASC 820) to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Reporting Loans to Participants by Defined Contribution Pension Plans  In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified from investments to notes receivable from participants as of December 31, 2009.

Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs  In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Reclassifications  Participant contributions receivable and employer contributions receivable amounts in the statement of net assets available for benefits as of December 31, 2009 have been presented separately to conform to the current year presentation.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

3.
Fair Value Measurements – ASC 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:
• Quoted prices for similar assets and liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted market prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Plan Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
U.S. equity securities:
AT&T common stock	$2,454,679	$-	$-	$2,454,679
Money market/mutual funds	15,346	-	-	15,346
Large cap stock fund1	-	670,815	-	670,815
Global equity fund2	-	134,402	-	134,402
Mid and small cap fund3	-	395,258	-	395,258
International equity securities:
Global equity fund2	-	46,540	-	46,540
International stock fund4	-	265,718	-	265,718
Fixed income securities:
Bond fund5	-	355,626	-	355,626
Interest income fund:
Registered investment companies	37,798	-	-	37,798
Synthetic GICs:
Registered investment companies	10,238	-	-	10,238
U.S. government debt securities	-	465,710	-	465,710
Corporate debt securities:
Asset-backed securities	-	1,626	-	1,626
Commercial mortgage-backed securities	-	184,891	-	184,891
Collateralized mortgage obligations	-	97,147	-	97,147
Other corporate debt securities	-	150,692	-	150,692
Wrapper contract	-	2,994	-	2,994
Short-term investments	4,265	-	-	4,265
Total assets at fair value	$2,522,326	$2,771,419	$-	$5,293,745

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Plan Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
U.S. equity securities:
AT&T common stock	$2,509,108	$-	$-	$2,509,108
Money market/mutual funds	7,437	-	-	7,437
Large cap stock fund1	-	624,656	-	624,656
Global equity fund2	-	117,872	-	117,872
Mid and small cap fund3	-	298,589	-	298,589
International equity securities:
Global equity fund2	-	44,462	-	44,462
International stock fund4	-	265,982	-	265,982
Fixed income securities:
Bond fund5	-	331,049	-	331,049
Fixed income securities – loaned	-	(116,861)	-	(116,861)
Interest income fund:
Registered investment companies	53,462	-	-	53,462
Synthetic GICs:
Registered investment companies	15,251	-	-	15,251
U.S. government debt securities	-	578,614	-	578,614
Corporate debt securities:
Asset-backed securities	-	110,024	-	110,024
Commercial mortgage-backed securities	-	37,915	-	37,915
Collateralized mortgage obligations	-	71,785	-	71,785
Other corporate debt securities	-	97,552	-	97,552
Wrapper contract	-	2,147	-	2,147
Short-term investments	3,965	-	-	3,965
Market value of securities on loan:
Fixed income securities	-	116,861	-	116,861
Collateral received from securities loaned:
Short-term investments6	-	116,676	-	116,676

Total assets at fair value	$2,589,223	$2,697,323	$-	$5,286,546

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

1This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the S&P 500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

2This fund is a balanced fund that consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones Wilshire 5000 Index  and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index . There are currently no redemption restrictions on these investments. The fair value of the investments in this category has been estimated using the net asset value per share.

3This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 4500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

4This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

5This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in Barclays Capital Government/Credit Bond Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

6There were three collateral pools in which the Plan invested:  1) the Pooled Employee ASL Short Term Fund, 2) the Term Assets Liquidating Trust and 3) the ASL Short Term Fund - SIGMA (Liquidating Fund). The Pooled Employee ASL Short Term Fund consisted of liquid securities that could be redeemed on a one-day notice for return to borrowers immediately upon recall of loaned securities.  There was $76,603 invested in this fund as of December 31, 2009.  The Term Assets Liquidating Trust consisted of non-liquid securities that were currently performing but were intended to be held until maturity. It was expected that over 93% of this pool would mature within 360 days. There was $39,970 invested in this fund as of December 31, 2009.  The ASL Short Term Fund - SIGMA (Liquidating Fund) consisted of assets in default valued at $103.  Lending income was reserved to offset the deficiency in this fund.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

4.	Investments - Investments representing 5% or more of Plan net assets at December 31 were:

	2010	2009
Employee Stock Ownership Plan *
AT&T common shares	$1,200,292	$1,243,680

AT&T Shares Fund
AT&T common shares	1,254,387	1,265,428

Large Cap Stock Fund
Barclays Global Investors Equity Index Fund F	670,815	624,656

Bond Fund
Barclays Global Investors Intermediate Government/Credit Bond Index Fund F	355,626	331,049

Mid and Small Cap Stock Fund
Barclays Global Investors EAFE Equity Extended Equity Market Fund F	395,258	298,589

International Stock Fund and Global Equity Fund
Barclays Global Investors EAFE Equity Index Market Fund F	**	310,444

*  A portion of the ESOP represents nonparticipant-directed investments
** Investment balance did not exceed 5% at year-end

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

AT&T common stock	$103,534
Common/collective trust funds	244,290
Total	$347,824

Fully Benefit-Responsive Investment Contracts
The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities. At December 31, 2010, the underlying assets had a fair value of $951,096 and a contract value of $906,945.  At December 31, 2009, the underlying assets had a fair value of $966,750 and a contract value of $937,223. For the years ended December 31, 2010 and 2009, the average yield earned by the Plan on these contracts was 1.56% and 2.70%, and the average yield earned by the Plan, adjusted to reflect actual interest rate credited to participants, was 3.44% and 3.56%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2010 or 2009.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts were $2,994 at December 31, 2010 and $2,147 at December 31, 2009.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the Plan the shortfall needed to maintain the rate at zero, ensuring participants’ principal and accrued interest is protected.

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the Interest Income Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts,” and totaled $(44,151) at December 31, 2010, and $(29,527) at December 31, 2009. If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Securities Lending
The Plan is authorized to engage in the lending of certain Interest Income Fund assets. Securities lending is an investment management enhancement that utilizes the existing securities (fixed income investments) of the Plan to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. government securities as a safeguard against possible default of any borrower on the return of the loan under terms that permit the Plan to repledge or sell the securities. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S. to the extent of 102% of the market value of loaned securities, or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis. The Plan elected to cease securities lending activity in 2010. All loans were returned to the Plan and all collateral was returned to the borrowers during 2010.

The Plan did not have any securities on loan or collateral held as of December 31, 2010.  The fair value of securities on loan was $116,861 as of December 31, 2009, and the value of collateral held was $116,676 as of December 31, 2009. The reported collateral at December 31, 2009 included no noncash holdings. The collateral was invested in common/collective trust funds (classified as Level 2). Income earned on securities lending was used to offset the administrative expenses of the Plan and was $99 for the year ended December 31, 2010.

Investment Risk
Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefit. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

5.
Related Party Transactions – Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions.  In addition, certain investments held by the Plan are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions.  All of these transactions are exempt from the prohibited transaction rules.

6.
Nonparticipant-Directed Investments - Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 was as follows:

	2010	2009
Assets
AT&T common shares	$1,200,292	$1,243,680
Temporary cash investments	5,655	3,137
Receivable for investments sold	639	1,490
Total Assets	1,206,586	1,248,307

Liabilities

Securities purchased payable	2,215	-
Administrative expenses payable	300	289
Total Liabilities	2,515	289

Net Assets Available for Benefits1	$1,204,071	$1,248,018

2010

Net Assets Available for Benefits, December 31, 20091	$1,248,018

Employer contributions2	123,781
Net appreciation in fair value of investments	49,098
Administrative expenses	(1,780)
Distributions	(127,196)
Transfers to other funds	(81,533)
(37,630)

Transfers to other plans	(6,317)

Net Assets Available for Benefits, December 31, 20101	$1,204,071

1A portion of these amounts include participant and nonparticipant-directed investments.
2Employer contributions include forfeitures allocated from the AT&T Shares Fund.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

7.     Tax Status - The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 25, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt. In addition, the Plan has filed with the IRS for a new favorable determination letter on February 2, 2009, pursuant to, and as part of, the IRS determination letter filing program (Cycle C).

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

8.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2010	2009

Net Assets Available for Benefits per the financial statements	$5,567,746	$5,470,863

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	44,151	29,527

Distributions payable to participants	(1,598)	(2,004)

Net Assets Available for Benefits per the Form 5500	$5,610,299	$5,498,386

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2010:

Distributions to participants per the financial statements	$764,061

Distributions payable to participants at December 31, 2009	(2,004)

Distributions payable to participants at December 31, 2010	1,598

Distributions to participants per the Form 5500	$763,655

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2010:

Total additions per the financial statements	$895,948

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	44,151

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	(29,527)

Total income per the Form 5500	$910,572

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

Employee Stock Ownership Plan
*	AT&T COMMON SHARES	40,854,025 SHARES	$1,063,566	$1,200,292
	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 5,655,440 UNITS	5,655	5,655
	TOTAL EMPLOYEE STOCK OWNERSHIP PLAN		1,069,221	1,205,947

AT&T Shares Fund
*	AT&T COMMON SHARES	42,695,288 SHARES		1,254,387
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 9,691,003 UNITS		9,691
	TOTAL SHARES FUND		**	1,264,078

Bond Fund
*	BARCLAYS GLOBAL INVESTORS INTERMEDIATE GOVERNMENT/CREDIT BOND INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 15,604,474 UNITS	**	355,626

Large Cap Stock Fund
*	BARCLAYS GLOBAL INVESTORS EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 33,225,148 UNITS	**	670,815

Interest Income Fund
	STATE STREET BANK & TRUST CO WRAPPER	SYNTHETIC GIC #99039, IR ***		977
	JP MORGAN CHASE BANK WRAPPER	SYNTHETIC GIC #ASBCSS-01, IR ***		524
	INTL BK RECON & DEVELOPMENT	.800% 07/13/2012 DD 07/15/10		2,519
	DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97		8,954
	ASIAN DEVELOPMENT BANK	2.750% 05/21/2014 DD 05/21/09		2,506
	ASIAN DEVELOPMENT BANK	2.625% 02/09/2015 DD 02/09/10		2,808
	BANK OF AMERICA CORP	3.125% 06/15/2012 DD 12/04/08		3,967
	BARCLAYS BK PLC UK GOVT 144A	2.700% 03/05/2012 DD 03/05/09		4,302
	BEAR STEARNS COML 04-PWR4 A3	VAR RT 06/11/2041 DD 06/01/04		2,824
	BEAR STEARNS COML 04-TOP16 A-6	4.750% 02/13/2046 DD 11/01/04		5,282
	BEAR STEARNS COML 06-PW13 A1	5.294% 09/11/2041 DD 09/01/06		2,944
	BRFKREDIT	2.050% 04/15/2013 DD 04/15/10		2,267
	CDP FINANCIAL	3.000% 11/25/2014 DD 11/25/09		1,892
	CAPITAL AUTO REC 07 4 CL A-4A	5.300% 05/15/2014 DD 11/15/07		7,445

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

CARMAX	1.56% 07/15/2014 DD 02/19/10	1,555
CHRYSLER FINANCIAL AUTO	2.82% 01/15/2016 DD 07/14/09	2,876
CITIGROUP FUNDING INC	2.250% 12/10/2012 DD 08/06/09	6,180
GREENWHICH CAP COMM GG11 A2	VAR RT 12/10/2049 DD 10/01/07	8,939
COMMONWEALTH BANK AUST	2.500% 12/10/2012 DD 06/10/09	1,734
CIE DE FINANCEMENT FOUNCIER	2.125% 04/22/2013 DD 04/22/10	1,620
RABOBANK NEDERLAND	2.125% 10/13/2015 DD 10/13/10	2,332
COUNCIL OF EUROPE	2.750% 02/10/2015 DD 02/10/10	1,512
CREDIT SUISSE FIRST BOSTON	VAR RT 02/15/2038 DD 03/01/05	1,493
DANSKE BANK A/S	2.500% 05/10/2012 DD 06/30/09	2,056
DISCOVER CARD EXECUTION 08 A3	5.100% 10/15/2013 DD 04/30/08	3,656
DISCOVER CARD EXE 08-4 CL A	5.650% 12/15/2015 DD 06/18/08	9,175
EUROPEAN BANK FOR RECONSTRUCTI	1.250% 06/10/2011 DD 06/10/09	2,463
EUROPEAN BK RECON AND DEV	2.750% 04/20/2015 DD 04/20/10	1,237
FHLMC POOL #84-7495	VAR RT 12/01/2035 DD 01/01/06	3,893
FHLMC POOL #78-8657	VAR RT 09/01/2031 DD 09/01/01	29
FEDERAL HOME LN BK CONS BD	5.500% 08/13/2014 DD 06/22/07	3,903
FEDERAL HOME LN BK CONS BD	3.625% 05/29/2013 DD 04/18/08	13,362
FEDERAL HOME LN BKS CONS BD	5.250% 06/18/2014 DD 05/27/04	6,424
FEDERAL FARM CR BK CONS BD	1.500% 11/16/2015 DD 11/15/10	3,697
FEDERAL NATL MTG ASSN DEBS	4.625% 10/15/2014 DD 09/17/04	10,098
FEDERAL HOME LN MTG CORP REF	4.125% 09/27/2013 DD 08/20/08	13,461
FEDERAL HOME LN MTG CORP	2.125% 03/23/2012 DD 02/19/09	1,231
FEDERAL HOME LN MTG CORP	1.625% 04/15/2013 DD 03/04/10	1,975
FNMA POOL #0254914	4.500% 09/01/2013 DD 08/01/03	1,124
FNMA GTD REMIC P/T 2002-W2 AF6	STEP 05/25/2032 DD 03/01/02	877
FNMA GTD REMIC P/T 2002-T11 B	5.341% 04/25/2012 DD 07/01/02	8,503
FNMA GTD REMIC P/T 02-W11 AF 6	VAR RT 11/25/2032 DD 09/01/02	945
FNMA GTD REMIC 2003-T1 A	3.807% 11/25/2012 DD 02/01/03	1,978
FNMA GTD REMIC P/T 03-T3	VAR RT 05/25/2033 DD 02/01/03	1,169

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

FNMA GTD REMIC P/T 03-W10 2A	VAR RT 06/25/2043 DD 06/01/03	820
FHLMC MULTICLASS MTG	4.000% 06/15/2013 DD 06/01/03	369
FNMA GTD REMIC P/T 04-T4 AI9	5.450% 08/25/2034 DD 07/01/04	3,132
FNMA GTD REMIC P/T 05-80 PB	5.500% 04/25/2030 DD 08/01/05	1,002
FHLMC MULTICLASS MTG 2736 BD	5.000% 04/15/2032 DD 01/01/04	2,886
FHLMC MULTICLASS MTG	5.000% 04/15/2034 DD 04/01/04	2,429
FHLMC MULTICLASS CTFS 2866 NA	4.500% 10/15/2034 DD 10/01/04	5,665
FHLMC MULTICLASS CTFS 2882 NA	5.000% 11/15/2034 DD 11/01/04	4,487
FHLMC MULTICLASS MTG	4.500% 09/15/2018 DD 02/01/05	4,201
FHLMC MULTICLASS MTG 2930 KC	4.500% 06/15/2019 DD 02/01/05	1,957
FHLMC MULTICLASS MTG	4.600% 08/15/2029 DD 05/01/05	621
FHLMC MULTICLASS MTG 3202 LN	4.500% 03/15/2035 DD 08/01/06	5,042
FEDERAL NATL MTG ASSN MTN	2.750% 03/13/2014 DD 03/13/09	17,382
FEDERAL NATL MTG ASSN MTN	2.500% 05/15/2014 DD 05/15/09	7,285
FEDERAL NATL MTG ASSN	3.000% 09/16/2014 DD 08/14/09	7,009
FEDERAL NATL MTG ASSN	2.625% 11/20/2014 DD 10/26/09	1,874
FEDERAL NATL MTG ASSN	1.625% 10/16/2015 DD 09/27/10	5,866
FHLMC MULTICLASS MTG 3561 PA	5.000% 12/15/2031 DD 08/01/09	2,252
FHLMC MULTICLASS MTG 3601 PA	5.000% 09/15/2038 DD 11/01/09	3,969
FNMA GTD REMIC P/T 10-22 PC	5.000% 03/25/2037 DD 02/01/10	4,340
FNMA GTD REMIC P/T 10-48 UA	5.000% 12/25/2034 DD 04/01/10	1,752
FNMA POOL #0686026	VAR RT 04/01/2033 DD 04/01/03	650
FNMA POOL #0756359	VAR RT 12/01/2033 DD 12/01/03	823
FNMA POOL #0776487	VAR RT 03/01/2034 DD 03/01/04	2,374
FNMA POOL #0776489	VAR RT 03/01/2034 DD 03/01/04	3,351
FORDO 2009-B A3	2.790% 08/15/2013 DD 06/09/09	1,745
GE CAP COML MTG 01-3 CL A 2	6.070% 06/10/2038 DD 11/01/01	8,255
ALLY FINANCIAL INC	1.750% 10/30/2012 DD 10/30/09	1,429
GE CAPITAL CORP	5.250% 10/19/2012 DD 10/19/07	4,317
GOLDMAN SACHS GROUP INC FDIC	1.625% 07/15/2011 DD 01/21/09	898
GREENWICH CAP COML 05-GG3 A-3	VAR RT 08/10/2042 DD 02/01/05	7,290
HSBC USA INC GTD NTS	3.125% 12/16/2011 DD 12/16/08	2,362
HOWARD HUGHES MEDICAL IN	3.450% 09/01/2014 DD 08/18/09	768

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

ING BK N V NTHE ST CR GTEE	2.625% 02/09/2012 DD 02/09/09	1,238
INTER-AMERICAN DEVEL BK	1.625% 07/15/2013 DD 05/19/10	2,560
INTL BK RECON & DEVELOP	2.375% 05/26/2015 DD 05/26/10	2,564
J P MORGAN 08 C2 CL A-2	5.855% 02/12/2051 DD 05/01/08	7,796
LB UBS COML MTG TR 04-C7 A-6	4.786% 10/15/2029 DD 10/11/04	4,623
MARRIOTT VACATION 04-1 A 144A	4.620% 05/20/2026 DD 05/31/04	323
MERCEDES-BENZ AUTO RECEIV 1 A3	1.420% 08/15/2014 DD 04/21/10	1,544
MICROSOFT CORP	1.625% 09/25/2015 DD 09/27/10	725
NCUA GUARANTEED NOTES	1.600% 10/29/2020 DD 11/10/10	479
NORDIC INVESTMENT BANK	2.625% 10/06/2014 DD 10/05/09	1,351
RABOBANK NEDERLAND	4.200% 05/13/2014 DD 05/13/09	5,133
ROYAL BK OF CANADA	3.125% 04/14/2015 DD 04/14/10	1,289
ROYAL BK SCOTLND GRP PLC	1.500% 03/30/2012 DD 11/30/09	3,434
SIERRA REC FDG CO 06-1A CL A1	5.840% 05/20/2018 DD 07/11/06	1,247
STRUCTURED ASSET 04-3AC A-1	VAR RT 03/25/2034 DD 02/01/04	1,774
US CENTRAL FEDERAL CRED	1.900% 10/19/2012 DD 10/19/09	3,418
U S TREASURY NOTE	4.250% 08/15/2014 DD 08/15/04	1,119
U S TREASURY NOTE	3.375% 11/30/2012 DD 11/30/07	1,258
U S TREASURY NOTE	2.500% 03/31/2013 DD 03/31/08	4,504
U S TREASURY NOTE	3.125% 04/30/2013 DD 04/30/08	10,618
U S TREASURY NOTE	3.125% 08/31/2013 DD 08/31/08	1,393
U S TREASURY NOTE	2.000% 11/30/2013 DD 11/30/08	9,282
U S TREASURY NOTE	1.500% 12/31/2013 DD 12/31/08	406
U S TREASURY NOTE	1.750% 01/31/2014 DD 01/31/09	19,126
U S TREASURY NOTE	2.625% 07/31/2014 DD 07/31/09	18,875
U S TREASURY NOTE	2.625% 12/31/2014 DD 12/31/09	7,300
U S TREASURY NOTE	1.375% 01/15/2013 DD 01/15/10	3,167
U S TREASURY NOTE	2.375% 02/28/2015 DD 02/28/10	10,387
U S TREASURY NOTE	2.500% 03/31/2015 DD 03/31/10	8,332
U S TREASURY NOTE	2.500% 04/30/2015 DD 04/30/10	5,191
U S TREASURY NOTE	1.750% 07/31/2015 DD 07/31/10	5,021
U S TREASURY NOTE	1.250% 08/31/10 DD 08/31/10	8,791
U S TREASURY NOTE	1.250% 10/31/2015 DD 10/31/10	13,191
U S TREASURY NOTE	.750% 12/15/2013 DD 12/15/10	7,946
U S TREASURY NOTE	.625% 12/31/2012 DD 12/31/10	8,005
WELLS FARGO & CO FDIC GTD TLGP	3.000% 12/09/2011 DD 12/10/08	718
WEST CORP FED CRED UNION	1.750% 11/02/2012 DD 11/02/09	1,940
WESTPAC BANKING CORP	2.900% 09/10/2014 DD 09/10/09	3,857
YALE UNIVERSITY YALUNI	2.900% 10/15/2014 DD 11/10/09	2,215
		479,450

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

BANK OF AMERICA WRAPPER	Synthetic GIC #99-086, IR ***	1,099
MONUMETNAL LIFE INSURANCE
COMPANY WRAPPER	Synthetic GIC #MDA00871TR, IR ***	394
INTL BK RECON & DEVELOP	.800% 07/13/2012 DD 07/15/10	2,318
DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97	1,284
ASIAN DEVELOPMENT BANK	2.750% 05/21/2014 DD 05/21/09	1,984
ASIAN DEVELOPMENT BANK	2.625% 02/09/2015 DD 02/09/10	2,288
BA CR CARD TR 2007-8 NT CL A	5.590% 11/17/2014 DD 06/22/07	4,608
BANK OF AMERICA CORP	3.125% 06/15/2012 DD 12/04/08	3,174
BEAR STEARNS COML 04-PWR4 A3	VAR RT 06/11/2041 DD 06/01/04	2,282
BEAR STEARNS COML 04-TOP16 A-6	4.750% 02/13/2046 DD 11/01/04	4,226
BEAR STERNS COML PW16 A4	VAR RT 06/11/2040 DD 06/01/07	4,564
BRKREDIT AS	2.050% 04/15/2013 DD 04/15/10	1,818
CDP FINANCIAL	3.000% 11/25/2014 DD 11/25/09	1,589
CD 07-CD4 COML MTG TR MTG A2B	5.205% 12/11/2049 DD 03/01/07	8,105
CAPITAL ONE MULTI ASSET A3	5.050% 02/16/2016 DD 04/16/08	8,139
CAPITAL ONE MULTI ASSET A5	4.850% 02/18/2014 DD 05/12/08	3,670
CARMAX AUTO OWNER TRUST A3	1.560% 07/15/2014 DD 02/19/10	1,236
CHASE ISSUANCE TR 05-A7 CL A7	4.550% 03/15/2013 DD 08/10/05	6,523
CHASE ISSUANCE TR A17	5.120% 10/15/2014 DD 10/15/07	5,037
CITIBANK CR CARD 05-A2 A2	4.850% 03/10/2017 DD 03/09/05	6,694
CGCMT 2007-C6 A4	VAR RT 12/10/2049 DD 07/01/07	3,436
CITIGROUP FUNDING INC	2.250% 12/10/2012 DD 08/06/09	4,120
GREENWICH CAPITAL COMM GG9 A4	5.444% 03/10/2039 DD 03/01/07	4,217
GREENWICH CAPITAL COMM GG11 A2	VAR RT 12/10/2049 DD 10/01/07	8,256
COMMONWEALTH BANK AUST	2.500% 12/10/2012 DD 06/10/09	1,409
CIE DE FINANCEMENT FONCIER	2.125% 04/22/2013 DD 04/22/10	1,418
RABOBANK NEDERLAND	2.125% 10/13/2015 DD 10/13/10	2,138
COUNCIL OF EUROPE	2.750% 02/10/2015 DD 02/10/10	1,247
CREDIT SUISSE FB 04-C5 CL A-2	4.183% 11/15/2037 DD 12/01/04	1,114

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

DAIMLERCHHRYSLER 07 CL A-4A	5.280% 03/08/2013 DD 11/21/07	6,040
DANSKE BANK A/S	2.500% 05/10/2012 DD 06/30/09	1,645
EUROPEAN BANK FOR RECONSTRUCTI	1.250% 06/10/2011 DD 06/10/09	2,011
EUUROPEAN BK RECON & DEV	2.750% 04/20/2015 DD 04/20/10	927
FHLMC POOL #1B-1438	VAR RT 01/01/2034 DD 01/01/04	357
FHLMC POOL #84-7495	VAR RT 12/01/2035 DD 01/01/06	3,893
FHLMC POOL #G1-2099	4.500% 06/01/2013 DD 05/01/06	1,310
FEDERAL HOME LN BK CONS BD	5.250% 06/18/2014 DD 05/27/04	13,643
FEDERAL FARM CREDIT BK CONS	1.375% 06/25/2013 DD 05/25/10	6,383
FHLMC POOL #1B-0118	VAR RT 08/01/2031 DD 08/01/01	42
FHLMC POOL #78-1013	VAR RT 11/01/2033 DD 11/01/03	1,026
FEDERAL NATL MTG ASSN DEBS	4.625% 10/15/2014 DD 09/17/04	6,956
FEDERAL NATL MTG ASSN DEBS	4.875% 12/15/2016 DD 11/17/06	1,460
FEDERAL HOME LN MTG CORP REF	4.875% 06/13/2018 DD 06/13/08	6,724
FEDERAL HOME LN MTG CORP REF	2.125% 03/23/2012 DD 02/19/09	974
FEDERAL HOME LN MTG CORP REF	3.750% 03/27/2019 DD 03/27/09	8,987
FNMA GTD REMIC P/T 2002-W2 AF6	STEP 05/25/2032 DD 03/01/02	877
FNMA GTD REMIC P/T 02-W11 AF 6	VAR RT 11/25/2032 DD 09/01/02	1,890
FHLMC MULTICLASS MTG	VAR RT 12/25/2032 DD 10/01/02	740
FHLMC MULTICLASS MTG	3.614% 09/27/2012 DD 09/01/02	517
FNMA GTD REMIC P/T 04-W1 2A2	7.000% 12/25/2033 DD 01/01/04	1,940
FNMA GTD REMIC P/T 05-19 PA	5.500% 07/25/2034 DD 02/01/05	4,014
FHLMC MULTICLASS MTG 2736 BD	5.000% 04/15/2032 DD 01/01/04	2,352
FHLMC MULTICLASS CTFS 2791 OB	4.500% 05/15/2033 DD 05/01/04	6,807
FHLMC MULTICLASS CTFS 2931 AM	4.500% 07/15/2019 DD 02/01/05	2,661
FHLMC MULTICLASS CTFS 2941 AJ	4.500% 03/15/2035 DD 03/01/05	4,319
FEDERAL NATL MTG ASSN MTN	2.750% 03/13/2014 DD 03/13/09	6,215
FEDERAL NATL MTG ASSN MTN	2.500% 05/15/2014 DD 05/15/09	1,457
FHLMC MULTICLASS MTG 3561 PA	5.000% 12/15/2031 DD 08/01/09	3,003

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

FHLMC MULTICLASS MTG 3601 PA	5.000% 09/15/2038 DD 11/01/09	3,692
FNMA GTD REMIC P/T 10-22 PC	5.000% 03/25/2037 DD 02/01/10	3,509
FNMA POOL #0728766	VAR RT 07/01/2033 DD 07/01/03	378
FNMA POOL #0748645	VAR RT 09/01/2033 DD 09/01/03	3,375
FNMA POOL #0754671	VAR RT 10/01/2033 DD 10/01/03	608
FORDO 2009-B A3	3.089% 08/15/2013 DD 06/09/09	1,436
GMAC COML MTG SEC 01-C1 CL A 2	6.465% 04/15/2034 DD 04/01/01	2,048
ALLY FINANCIAL	1.750% 10/30/2012 DD 10/30/09	1,123
GENERAL ELEC CAP MTN #TR 00004	3.000% 12/09/2011 DD 12/09/08	1,847
GOLDMAN SACHS GROUP INC FDIC	1.625% 07/15/2011 DD 01/21/09	654
GNMA GTD REMIC P/T 04-17 MA	5.000% 02/16/2032 DD 03/01/04	1,910
HSBC USA INC GTD NTS	3.125% 12/16/2011 DD 12/16/08	1,849
HOWARD HUGHES MEDICAL IN	3.450% 09/01/2014 DD 08/18/09	640
ING BK N V NTHE ST CR GTEE	2.625% 02/09/2012 DD 02/09/09	980
INTER-AMERICAN DEVEL BK	1.625% 07/15/2013 DD 05/19/10	2,151
INTL BK RECON & DEVELOP	2.375% 05/26/2015 DD 05/26/10	2,154
J P MORGAN CHASE 07-LDPX CL A3	5.420% 01/15/2049 DD 03/01/07	8,357
JOHNSON & JOHNSON NT	5.150% 07/15/2018 DD 06/23/08	9,294
KING INTERNATIONAL LEASING	2.754% 10/15/2022 DD 11/17/10	1,626
LB UBS COML MTG 06-C7 CL A2	5.300% 11/15/2038 DD 11/11/06	6,141
MERCEDES-BENZ AUTO RECEIV 1 A3	1.420% 08/15/2014 DD 04/21/10	1,272
MICROSOFT	1.625% 09/25/2015 DD 09/27/10	686
NCUA GUARANTEED NOTES C1 APT	2.650% 10/29/2020 DD 11/10/10	1,442
NORDIC INVESTMENT BANK	2.625% 10/06/2014 DD 10/05/09	1,143
RABOBANK NEDERLAND	4.200% 05/13/2014 DD 05/13/09	4,064
REGIONS BK BIRMINGHAM ALA MTN	3.250% 12/09/2011 DD 12/11/08	1,851
ROYAL BANK OF CANADA	3.125% 04/14/2015 DD 04/14/10	1,083
ROYAL BK SCOTLAND GRP PLC 144A	2.625% 05/11/2012 DD 05/12/09	1,952
SLM STUDENT LN 2005-8 CL A-4	VAR RT 01/25/2028 DD 09/20/05	5,299
SAN CLEMENTE LEASING	3.030% 11/22/2022 DD 12/08/10	1,589
US CENTRAL FEDERAL CRED	1.900% 10/19/2012 DD 10/19/09	2,741
U S TREASURY NOTE	4.000% 02/15/2014 DD 02/15/04	331
U S TREASURY NOTE	1.875% 02/28/2014 DD 02/28/09	670
U S TREASURY NOTE	2.625% 4/30/2016 DD 04/30/09	16,451

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

	U S TREASURY NOTE	2.625% 02/29/2016 DD 02/28/09		24,846
	U S TREASURY NOTE	2.625% 07/31/2014 DD 07/31/09		7,398
	U S TREASURY NOTE	3.625% 08/15/2019 DD 08/15/09		9,737
	U S TREASURY NOTE	2.375% 10/31/2014 DD 10/31/09		5,611
	U S TREASURY NOTE	3.375% 11/15/2019 DD 11/15/09		12,303
	U S TREASURY NOTE	3.625% 02/15/2020 DD 02/15/10		4,206
	U S TREASURY NOTE	2.625% 08/15/2020 DD 08/15/10		15,327
	U S TREASURY NOTE	1.875% 08/31/2017 DD 08/31/10		5,766
	U S TREASURY NOTE	2.625% 11/15/2020 DD 11/15/10		17,515
	U S TREASURY NOTE	1.250% 10/31/2015 DD 10/31/10		22,309
	U S TREASURY NOTE	1.375% 11/30/2015 DD 11/30/10		9,730
	WELLS FARGO & CO FDIC GTD TLGP	3.000% 12/09/2011 DD 12/10/08		615
	WEST CORP FED CRED UNION	1.750% 11/02/2012 DD 11/02/09		1,634
	WESTPAC BANKING CORP	2.900% 09/10/2014 DD 09/10/09		3,127
	YALE UNIVERSITY YALUNI	2.900% 10/15/2014 DD 11/10/09		1,821
				433,848

*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 37,797,546 UNITS		37,798

	TOTAL INTEREST INCOME FUND		**	951,096

Global Equity Fund
*	BARCLAYS GLOBAL INVESTORS U.S. EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 3,505,520 UNITS		134,402
*	BARCLAYS GLOBAL INVESTORS EAFE EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 1,676,520 UNITS		46,540
	TOTAL GLOBAL EQUITY FUND		**	180,942

Mid and Small Cap Stock Fund
*	BARCLAYS GLOBAL INVESTOR EAFE EQUITY EXTENDED EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 13,738,548 UNITS	**	395,258

International Stock Fund
*	BARCLAYS GLOBAL INVESTOR EAFE EQUITY INTERNATIONAL STOCK FUND F	COMMON/COLLECTIVE TRUST FUND: 9,571,989 UNITS	**	265,718

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

Interest Bearing Cash
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 4,265,303 UNITS	**	4,265

Loan Fund
*	LOANS TO PLAN PARTICIPANTS	4.24% - 11.00%	**	320,461

	TOTAL			$5,614,206

*	Party-in-interest
**	Participant-directed investment, cost not required
***	Wrapper agreement, no stated maturity

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T SAVINGS AND SECURITY PLAN

By AT&T Services, Inc., Plan Administrator for the Foregoing Plan

By	/s/ Paul W. Stephens
Paul W. Stephens
Senior Vice President and Controller

Date: June 17, 2011

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm